DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief summary of the material terms of the securities of Apollo Commercial Real Estate Finance, Inc. (the “Company,” “we,” “us” or “our”) registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This summary description is not meant to be complete. The particular terms of any security are subject to and qualified in their entirety by reference to Maryland law and our charter and bylaws, copies of which have been filed by us with the Securities and Exchange Commission.

General

Apollo Commercial Real Estate Finance, Inc. was formed on June 29, 2009. Our charter provides that we may issue up to 450,000,000 shares of common stock, $0.01 par value per share, and up to 50,000,000 shares of preferred stock, $0.01 par value per share, of which 6,770,393 shares are classified and designated as shares of 7.25% Series B-1 Cumulative Redeemable Perpetual Preferred Stock (the “Series B-1 Preferred Stock”) as of December 31, 2023. Our charter authorizes our board of directors to amend our charter by a majority vote of the entire board of directors to increase or decrease the aggregate number of authorized shares of stock or the authorized number of shares of stock of any class or series without common stockholder approval. Under Maryland law, our stockholders generally will not be personally liable for any of our debts or obligations solely as a result of their status as stockholders.

Power to Reclassify Our Unissued Shares of Stock

Our charter authorizes our board of directors to classify and reclassify from time to time any unissued shares of common or preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to voting rights, dividends or upon liquidation, and to authorize us to issue the newly-classified shares. Prior to the issuance of shares of each new class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption for each class or series. Subject to the rights of holders of any other class or series of our stock, including our Series B-1 Preferred Stock, our board of directors may take these actions without stockholder approval unless stockholder approval is required by applicable law or the rules of any stock exchange or automatic quotation system on which our securities are listed or traded. Therefore, our board of directors could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Power to Increase or Decrease Authorized Shares of Stock and Issue Additional Shares of Common and
Preferred Stock

We believe that the power of our board of directors to amend our charter to increase or decrease the number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by our common stockholders, unless such approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

24005400152-v2	- 1 -	80-40477710

Common Stock

Subject to the preferential rights of holders of any other class or series of our stock (including the Series B-1 Preferred Stock) and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of outstanding shares of our common stock are entitled to receive dividends on such shares of common stock out of assets legally available for such purposes if, as and when authorized by our board of directors and declared by us, and the holders of outstanding shares of our common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and liabilities.

Shares of our common stock have been issued by us and do not represent any interest in or obligation of ACREFI Management, LLC (“Manager”), Apollo Global Management, Inc. (“Apollo”) or any of their affiliates. Further, the shares are not a deposit or other obligation of any bank, are not an insurance policy of any insurance company and are not insured or guaranteed by the Federal Deposit Insurance Company, any other governmental agency or any insurance company. The shares of common stock will not benefit from any insurance guaranty association coverage or any similar protection.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. A plurality of the votes cast in the election of directors is sufficient to elect a director, subject to our majority vote policy for the election of directors in an uncontested election, described below. In addition, there is no cumulative voting in the election of directors. Consequently, the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election (other than any directors elected solely by the holders of any other classes and series of our stock), and the holders of the remaining shares will not be able to elect any directors.

Our Corporate Governance Guidelines sets forth our majority vote policy for the election of directors. Pursuant to this policy, in any uncontested election of directors, any nominee who receives a greater number of votes “withheld” from his or her election than votes “for” such election shall promptly tender his or her resignation to our board of directors following certification of the stockholder vote. The Nominating and Corporate Governance Committee shall promptly consider the resignation and make a recommendation to our board of directors with respect to the tendered resignation. In considering whether to accept or reject the tendered resignation, the Nominating and Corporate Governance Committee shall consider all factors it deems relevant, which may include the stated reasons, if any, why stockholders withheld votes from the director, any alternatives for curing the underlying cause of the withheld votes, the length of service and qualifications of the director, the director’s past and expected future contributions to our company, the composition of our board of directors, and such other information and factors as members of the Nominating and Corporate Governance Committee shall determine are relevant.

Holders of shares of common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no pre-emptive rights to subscribe for any securities of our company. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, shares of common stock will have equal dividend, liquidation and other rights.

Under the Maryland General Corporation Law (“MGCL”), a Maryland corporation generally cannot dissolve, amend its charter, merge or consolidate with or convert into another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in its charter. Subject to the voting rights of holders of any other class or series of our stock,

24005400152-v2	- 2 -	80-40477710

including the Series B-1 Preferred Stock, our charter provides that these actions (other than certain amendments to the provisions of our charter related to the removal of directors and the restrictions on ownership and transfer of our stock, and the vote required to amend such provisions, which must be approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the amendment) must be approved by a majority of all of the votes entitled to be cast on the matter.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company.

Preferred Stock

General

Our charter provides that we may issue up to 50,000,000 shares of preferred stock, $0.01 par value per share.

Preferred stock may be issued independently or together with any other securities and may be attached to or separate from the securities. The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Our board of directors or a duly authorized committee thereof could establish another class or series of preferred stock that could depending on the terms of the series delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for the Series B-1 Preferred Stock or otherwise be in the best interest of the holders thereof.

Subject to the limitations prescribed by our charter (including the rights of holders of Series B-1 Preferred Stock to approve the authorization, classification or reclassification of any senior securities, and to approve the issuance of additional shares of Series B-1 Preferred Stock), our board of directors may classify any unissued shares of preferred stock and reclassify any previously classified but unissued shares of any class or series of preferred stock, and may authorize us to issue the newly-classified shares. Prior to issuance of shares of each class or series of preferred stock, our board of directors is required by the MGCL and our charter to set, subject to provisions in our charter regarding restrictions on ownership and transfer, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption for each class or series.

6,770,393 of our authorized shares of preferred stock have been classified by our board of directors as shares of Series B-1 Preferred Stock.

Series B-1 Preferred Stock Conversion Rights

Definitions

As used herein, the following terms have the following meanings:

A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Series B-1 Preferred Stock when the following have occurred: (i) an Ownership Change of Control; or (ii) a Manager Change of Control.

The “Change of Control Conversion Date” will be a business day specified by us in a Change of Control Notice that is no less than 20 days nor more than 35 days after the date on which we provide the Change of Control Notice.

The “Common Stock Price” will be (i) if the consideration to be received in connection with the transaction that resulted in the Ownership Change of Control by holders of our common stock is solely cash, the amount of cash consideration per share of common stock, (ii) if the consideration to be received in the Ownership Change of Control by holders of our common stock is other than solely cash, including cash, other securities or other property or assets (or any combination thereof), a holder of Series B-1 Preferred Stock will be entitled to receive, upon conversion of such shares of Series B-1 Preferred Stock, the average of the closing prices per share of

24005400152-v2	- 3 -	80-40477710

common stock on the ten consecutive trading days immediately preceding, but not including, the effective date of the Ownership Change of Control, and (iii) if there is not a readily determinable closing price for the common stock or other consideration, the fair market value of our common stock or such other consideration, as determined by our board of directors or a committee thereof (the “Alternative Conversion Consideration”). The Common Stock Conversion Consideration (defined below) or the Alternative Conversion Consideration, as may be applicable to an Ownership Change of Control, are referred to herein as the “Conversion Consideration.”

A “Manager Change of Control” will be deemed to have occurred at such time after the original issuance of the Series B-1 Preferred Stock when our Manager or an affiliate of Apollo is no longer our external manager.

An “Ownership Change of Control” will be deemed to have occurred at such time after the original issuance of the Series B-1 Preferred Stock when the following have occurred:

(i)    the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our stock entitling that person to exercise more than 50% of the total voting power of all shares of our stock entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(ii)    following the closing of any transaction referred to in clause (i) above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE American or the NASDAQ Stock Market (“NASDAQ”), or listed or quoted on an exchange that is a successor to the NYSE, NYSE American or the NASDAQ.

Change of Control Redemption

Within 15 days after the occurrence of any Change of Control, we must provide to holders of Series B-1 Preferred Stock a notice of the Change of Control (a “Change of Control Notice”) that describes the events constituting the Change of Control and the date of the Change of Control, identifies whether the Change of Control is an Ownership Change of Control and, if the Change of Control is an Ownership Change of Control, provides certain information with respect to the Change of Control Conversion. Upon written notice by the holders of a majority of the shares of Series B-1 Preferred Stock outstanding on the date of the Change of Control, no later than (i) in the case of a Manager Change of Control, 15 days following delivery by the Company of the Change of Control Notice referred to above and (ii) in the case of an Ownership Change of Control, prior to the Change of Control Conversion Date, we will be obligated to redeem the Series B-1 Preferred Stock, in whole (subject to any partial exercise of the Change of Control Conversion Right), as soon as practicable and in any event within 120 days after the date on which such Change of Control has occurred (the “Change of Control Redemption Right”), for cash at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends (whether or not declared) to, but not including, the redemption date, unless the applicable redemption date is after the record date fixed for a Series B-1 Preferred Stock dividend and prior to the corresponding dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in the redemption price.

Conversion Upon an Ownership Change of Control

Upon the occurrence of an Ownership Change of Control, each holder of Series B-1 Preferred Stock will have the right, subject to the restrictions on ownership and transfer of our stock contained in our charter, to convert some or all of the shares of Series B-1 Preferred Stock held by such holder (the “Change of Control Conversion Right”), on the relevant Change of Control Conversion Date into a number of shares of our common stock per share of Series B-1 Preferred Stock to be converted (the “Common Stock Conversion Consideration”) equal to the quotient obtained by dividing (i) the sum of (x) $25.00, plus (y) an amount equal to any accumulated and unpaid

24005400152-v2	- 4 -	80-40477710

dividends (whether or not declared) to, but not including, the Change of Control Conversion Date, except if such Change of Control Conversion Date is after a record date fixed for a Series B-1 Preferred Stock dividend and prior to the corresponding Series B-1 Preferred Stock dividend payment date, in which case, no amount for such accrued and unpaid dividend will be included in such sum, by (ii) the Common Stock Price; provided, however, that in no event will the total number of shares of common stock to be issued upon conversion (when taken together with any shares of common stock previously issued to the applicable holder) exceed the number of shares of common stock that would be permitted to be issued upon conversion of the Series B-1 Preferred Stock in the absence of a stockholder vote taken in advance of the issuance of the Series B-1 Preferred Stock under Item 312.00 of the Listed Company Manual of the NYSE, as reasonably determined by our board of directors or a committee thereof (this limitation is referred to herein as the “NYSE Conversion Limitation”).

If, upon the occurrence of an Ownership Change of Control, holders of any shares of Series B-1 Preferred Stock exercise their right to convert some or all of their Series B-1 Preferred Stock into common stock, but the NYSE Conversion Limitation operates to limit the number of shares of common stock that we may issue to such holders upon such conversion, the Series B-1 Preferred Stock that may be converted in accordance with the NYSE Conversion Limitation will be so converted into shares of common stock in accordance with the preceding paragraph, while the balance of such shares of Series B-1 Preferred Stock will be redeemed for cash at a redemption price equal to the price that would be paid if such remaining shares of Series B-1 Preferred Stock were redeemed pursuant to the Change of Control Redemption Right. If any shares of Series B-1 Preferred Stock that have been properly tendered for conversion into common stock pursuant to the Change of Control Conversion Right will instead be redeemed pursuant to the foregoing sentence, the shares to be so redeemed will be selected pro rata (as nearly as practicable without creating fractional shares) among the holders thereof based on the number of shares tendered for conversion by each such holder or by any other equitable method we may choose acting reasonably. If the holders of our common stock have the opportunity to elect the form of consideration to be received in connection with the transaction that resulted in the Ownership Change of Control, the Conversion Consideration will be the kind and amount of consideration actually received by holders of a majority of the shares of our common stock that participated in such election (if electing between two types of consideration) or holders of a plurality of our common stock that voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of our common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in connection with the transaction that resulted in the Ownership Change of Control.

We will not issue fractional shares of common stock upon the conversion of the Series B-1 Preferred Stock. Instead, we will pay the cash value of such fractional shares.

Within 15 days following the occurrence of a Change of Control, we will provide to holders of Series B-1 Preferred Stock a Change of Control Notice stating the information required by the Articles Supplementary setting forth the terms of the Series B-1 Preferred Stock. Any failure to give such notice or any defect in the notice or in its mailing will not affect the validity of the proceedings for the conversion of any shares of Series B-1 Preferred Stock except as to the holder to whom notice was defective or not given.

We will issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire, Marketwire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on our website, in any event prior to the opening of business on the first business day following any date on which we provide the Change of Control Notice to the holders of Series B-1 Preferred Stock.

In order to exercise the Change of Control Conversion Right, a holder of Series B-1 Preferred Stock must deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series B-1 Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to our transfer agent. The conversion notice must state the information required by the Articles Supplementary setting forth the terms of the Series B-1 Preferred Stock.

24005400152-v2	- 5 -	80-40477710

Holders of Series B-1 Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date, as provided in the Articles Supplementary setting forth the terms of the Series B-1 Preferred Stock.

Shares of Series B-1 Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, but subject to the redemption of certain shares as contemplated above as a result of the NYSE Conversion Limitation and unless, prior to the Change of Control Conversion Date, we have provided or we provide notice of our election to redeem such shares of Series B-1 Preferred Stock pursuant to our optional redemption right. If the Change of Control Conversion Date is after a record date fixed for a Series B-1 Preferred Stock dividend and prior to the corresponding dividend payment date, the holders of Series B-1 Preferred Stock at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the conversion of such shares prior to such dividend date. The Corporation must deliver the applicable Conversion Consideration no later than the third business day following the Change of Control Conversion Date.

In connection with the exercise of any Change of Control Conversion Right, we will comply with all U.S. federal and state securities laws and stock exchange rules in connection with any conversion of Series B-1 Preferred Stock into common stock. No holder of the Series B-1 Preferred Stock will be entitled to convert such Series B-1 Preferred Stock into our common stock to the extent that receipt of such common stock would cause such holder (or any other person) to exceed the stock ownership limits contained in our charter.

These Change of Control conversion and redemption features may make it more difficult for, or discourage, a third party from taking over our company.

Restrictions on Ownership and Transfer

The following summary with respect to restrictions on ownership and transfer of our stock sets forth certain general terms and provisions of our charter documents. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to our charter, a copy of which has been filed by us with the Securities and Exchange Commission.
In order for us to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), shares of our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well.
Our charter (including the Articles Supplementary setting forth the terms of the Series B-1 Preferred Stock) contains restrictions on the ownership and transfer of our stock. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than (1) 9.8% in value or number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock; (2) 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our Series B-1 Preferred Stock; or (3) 9.8% in value or number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of all classes and series of our capital stock. We refer to these limits collectively as the

24005400152-v2	- 6 -	80-40477710

“ownership limit.” An individual or entity is referred to as a “prohibited owner” if, but for the ownership limit or other restrictions on ownership and transfer of our stock described below, had a violative transfer or other event been effective, the individual or entity would have been a record owner and beneficial owner or solely a beneficial owner of shares of our stock.
The constructive ownership rules under the Internal Revenue Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, Series B-1 Preferred Stock or all classes and series of our capital stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of our stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to constructively own shares of our stock in excess of the ownership limit.
Our board of directors may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular person if, among other conditions, the person’s ownership in excess of the ownership limit would not result in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in our failing to qualify as a REIT. As a condition of its waiver or grant of excepted holder limit, our board of directors may, but is not required to, require an opinion of counsel or ruling from the Internal Revenue Service (the "IRS") satisfactory to our board of directors in order to determine or ensure our qualification as a REIT and may impose such other conditions and limitations as our board of directors may determine. As of December 31, 2023, our board of directors has established exemptions from the ownership limits which, subject to the terms of the exemptions, permit QH RE Asset Company LLC and DIC Holding II LLC in the aggregate to hold up to 6,770,393 shares of the Series B-1 Preferred Stock and 19.9% of our common stock, Apollo and certain of its affiliates to collectively hold up to 25% of our common stock, a certain institutional investor to hold up to 20% of our common stock and certain institutional investors and certain of their specified affiliates to each collectively hold up to 15% of our common stock.
In connection with granting a waiver of the ownership limit, creating an excepted holder limit or at any other time, our board of directors may from time to time increase or decrease the ownership limit unless, after giving effect to such increase, five or fewer individuals could beneficially own in the aggregate more than 49.9% in value of the shares of all classes and series of our capital stock then outstanding or we would otherwise fail to qualify as a REIT. Prior to the modification of the ownership limit, our board of directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common stock, Series B-1 Preferred Stock or stock of all classes and series, as applicable, is in excess of such decreased ownership limit until such time as such individual’s or entity’s percentage ownership of our common stock, Series B-1 Preferred Stock or stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of our common stock, Series B-1 Preferred Stock or stock of any other class or series, as applicable, in excess of such percentage ownership of our common stock, Series B-1 Preferred Stock or stock of all classes and series will be in violation of the reduced ownership limit.
Our charter further prohibits:
    • any person from beneficially or constructively owning, applying certain attribution rules of the Internal Revenue Code, shares of our stock that would result in our being “closely held” under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

24005400152-v2	- 7 -	80-40477710

    • any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of our stock, or who would have owned shares of our stock transferred to a trust as described below, must immediately give us written notice of the event or, in the case of an attempted or proposed transaction, must give at least 15 days prior written notice to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on ownership and transfer of our stock as described above is no longer required in order for us to qualify as a REIT.
If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in any person violating the ownership limit or an excepted holder limit established by our board of directors or in our being “closely held” under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause such person to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our being “closely held” under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then our charter provides that the transfer of the shares will be null and void.
Shares of stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares of stock at market price, the last reported sales price on the NYSE (or other applicable exchange on which shares of our stock are listed) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (2) the market price on the date we accept, or our designee accepts, such offer. We may reduce this amount by the amount of any dividend or other distribution that we have paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above, and we may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such shares of stock will be paid to the charitable beneficiary.
If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner

24005400152-v2	- 8 -	80-40477710

for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. The trustee may (or in the case of shares of Series B-1 Preferred Stock transferred to the trust in connection with a violation of the ownership limit applicable to such preferred stock, must) reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner must be immediately paid to the beneficiary of the trust, together with any dividends or other distributions thereon. In addition, if, prior to discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.
The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid to a prohibited owner prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand.
Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:
    • to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

    • to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.
In addition, if our board of directors determines in good faith that a proposed transfer or other event would violate the restrictions on ownership and transfer of our stock, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem the shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.
Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice, stating the stockholder’s name and address, the number of shares of each class and series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the stockholder’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limit applicable to our common stock or all classes and series of our capital stock. Every owner of our Series B-1 Preferred Stock and each person holding Series B-1 Preferred Stock for a beneficial or constructive owner of Series B-1 Preferred Stock must, within 30 days after the end of each taxable year, provide us with a completed questionnaire containing the information regarding its ownership of such shares, as set forth in the

24005400152-v2	- 9 -	80-40477710

regulations promulgated under the Internal Revenue Code, as in effect from time to time, and must, upon demand, provide us in writing with such information as we may request in order to determine the effect, if any, of such person’s actual or constructive ownership of our Series B-1 Preferred Stock on our qualification as a REIT or to ensure compliance with the ownership limit applicable to the Series B-1 Preferred Stock, or any applicable excepted holder limit. In addition, each stockholder must provide to us in writing such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.
Any certificates representing shares of our stock bear a legend referring to the restrictions described above. These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of the stockholders.

Description of Certain Provisions of the Maryland General Corporation Law and our Charter and Bylaws

The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws, copies of which have been filed by us with the Securities and Exchange Commission.

Our Board of Directors

Our charter and bylaws provide that, except as provided in the terms of our Series B-1 Preferred Stock, the number of directors we have may be established only by our board of directors but may not be fewer than the minimum required under the MGCL, which is currently one, and our bylaws provide that the number of our directors may not be more than 15. Subject to the terms of any class or series of preferred stock, including our Series B-1 Preferred Stock, vacancies on our board of directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will hold office for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies.

At each annual meeting of our stockholders, our stockholders will elect each of our directors to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. A plurality of the votes cast in the election of directors is sufficient to elect a director, provided, however, that pursuant to our majority vote policy for the election of directors, in an uncontested election, any nominee for director who receives a greater number of votes “withheld” from his or her election than votes “for” such election is required to tender his or her resignation to our board of directors. In addition, holders of shares of common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, subject to any applicable rights of holders of our other securities, the holders of a majority of the shares of common stock entitled to vote will be able to elect all of our directors.

Holders of the Series B-1 Preferred Stock generally have no voting rights in the election of directors. However, if and whenever six quarterly dividends (whether or not consecutive) payable on the Series B-1 Preferred Stock are in arrears, whether or not declared, the number of our directors will be increased automatically by two (unless the number of our directors has previously been so increased pursuant to the terms of any class or series of preferred stock ranking on parity with the Series B-1 Preferred Stock with respect to the payment of dividends and amounts upon our liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable (any such other series, the “parity preferred stock”) and with which the holders of Series B-1 Preferred Stock are entitled to vote together as a single class in the election of such directors) and the holders of Series B-1 Preferred Stock and the holders of any class or series of parity preferred stock with which the holders of Series B-1 Preferred Stock are entitled to vote together as a single class in the election of such directors, voting as a single class, will have the right to elect two directors of our company (the “Preferred Stock Directors”) at any annual meeting of stockholders or properly called special meeting of the holders of the Series B-1 Preferred Stock (including to fill any vacancy on the board of directors resulting from the removal of a Preferred Stock Director), until all such dividends and dividends for the then current quarterly period on the Series B-1 Preferred Stock have been paid or declared and set aside for payment. Whenever all such dividends on the Series B-1

24005400152-v2	- 10 -	80-40477710

Preferred Stock then outstanding have been paid and full dividends on the Series B-1 Preferred Stock for the then-current quarterly dividend period have been paid in full or declared and set apart for payment in full, then the right of the holders of the Series B-1 Preferred Stock to elect the Preferred Stock Directors will cease and, unless there remain outstanding shares of parity preferred stock of any class or series for which the right to vote in the election of Preferred Stock Directors remains exercisable, the terms of office of the Preferred Stock Directors will terminate automatically and the number of our directors will be reduced accordingly and automatically. However, the right of the holders of the Series B-1 Preferred Stock to elect the Preferred Stock Directors will again vest if and whenever dividends are in arrears for six new quarterly periods, as described above. In no event will the holders of Series B-1 Preferred Stock be entitled to nominate or elect a director if such individual’s election as a director would cause us to fail to satisfy a requirement relating to director independence of any national securities exchange on which any class or series of our stock is listed. In class votes with other parity preferred stock, preferred stock of different series may vote in proportion to the liquidation preference of the preferred stock.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed with or without cause and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacancies on our board of directors, precludes stockholders from (1) removing incumbent directors except upon a two-thirds vote and (2) filling the vacancies created by such removal with their own nominees. Preferred Stock Directors may be removed by the affirmative vote of a majority of the votes entitled to be cast in the election of Preferred Stock Directors.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must generally be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the Maryland corporation’s board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by it.

Pursuant to the statute, our board of directors has by resolution exempted business combinations (1) between us and any other person, provided that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person) and (2) between us and Apollo or any of its affiliates and associates, or persons acting in concert with any of the foregoing. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the supermajority vote requirements and other provisions of the statute.

The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

24005400152-v2	- 11 -	80-40477710

Control Share Acquisitions

The MGCL provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to the control shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders on the matter, other than: (1) the person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are issued and outstanding voting shares of stock which, if aggregated with all other such shares of stock owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (A) one-tenth or more but less than one-third; (B) one-third or more but less than a majority; or (C) a majority of all voting power. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivering an “acquiring person statement” as described in the MGCL), may compel the corporation’s board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of such shares are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquirer. If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to, among other things, (a) shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There is no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide for:

•    a classified board;

•    a two-thirds vote requirement for removing a director;
•    a requirement that the number of directors be fixed only by vote of the board of directors;

•    a requirement that a vacancy on the board be filled only by the remaining directors in office and (if the board is classified) for the remainder of the remaining term of the class of directors in which the vacancy occurred; and

24005400152-v2	- 12 -	80-40477710

•    a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

We have elected in our charter to be subject to the provision of Subtitle 8 that provides that, except as provided in the terms of any class or series of our stock, including our Series B-1 Preferred Stock, vacancies on our board may be filled only by the remaining directors and that directors elected to fill vacancies will serve for the remainder of the term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast generally in the election of directors for the removal of any director (other than a Preferred Stock Director) from the board, with or without cause, (2) vest in the board the exclusive power to fix the number of directorships and (3) require, unless called by our chairman of the board, our chief executive officer, our president or our board of directors, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast at such a meeting to call a special meeting.

Meetings of Stockholders

Pursuant to our bylaws, a meeting of our stockholders for the election of directors and the transaction of any business will be held annually on a date and at the time and place set by our board of directors. The chairman of our board of directors, our chief executive officer, our president or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws (and other than a special meeting called as described above for the purpose of electing Preferred Stock Directors), a special meeting of our stockholders to act on any matter that may properly be brought before a meeting of our stockholders will also be called by our secretary upon the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter and containing the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary is required to prepare and deliver the notice of the special meeting.

Amendment to Our Charter and Bylaws

Except for amendments to the provisions of our charter relating to the removal of directors and the restrictions on ownership and transfer of our stock, and the vote required to amend these provisions (each of which must be advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only if advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. The affirmative vote of at least two-thirds of the votes entitled to be cast by holders of outstanding shares of Series B-1 Preferred Stock and any class or series of parity preferred stock upon which like voting rights have been conferred (voting together as a single class) is required to amend our charter (including the Articles Supplementary setting forth the terms of the Series B-1 Preferred Stock) in a manner that materially and adversely affects the rights of the Series B-1 Preferred Stock and any such class or series of parity preferred stock, except that, if such amendment does not affect equally the rights, preferences, privileges or voting powers of one or more class or series of preferred stock so voting together as a single class, the consent of the holders of at least two-thirds of the outstanding shares of each class or series of preferred stock not affected equally (each voting as a separate class) is required to approve such amendment. So long as (1) any shares of Series B-1 Preferred Stock remain outstanding and (2) at least two-thirds of the outstanding shares of Series B-1 Preferred Stock are held by the persons to whom the shares of Series B-1 Preferred Stock were issued on July 15, 2021 or their affiliates, the holders of shares of Series B-1 Preferred Stock will have the exclusive right to vote on any amendment to our charter on which holders of Series B-1 Preferred Stock are entitled to vote pursuant to Section 6(d) of the Articles Supplementary setting forth the terms of the Series B-1 Preferred Stock and that would alter only the contract rights, as expressly set forth in our charter, of the Series B-1 Preferred Stock, and the holders of any other class(es) or series of stock of the Corporation will not be entitled to vote on such an amendment.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

24005400152-v2	- 13 -	80-40477710

Exclusive Forum for Certain Litigation

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or if that court does not have jurisdiction, the U.S. district court for the district of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any director, officer, other employee or agent to us or to our stockholders, (c) any action asserting a claim against us or any director, officer, other employee or agent of ours arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any director, officer, other employee or agent that is governed by the internal affairs doctrine.

Dissolution of Our Company

The dissolution of our company must be advised by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting on such business or in the election of such nominee and who has provided notice to us within the time period containing the information specified by the advance notice provisions set forth in our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made only (1) by or at the direction of our board of directors or (2) provided that the meeting has been called for the purpose of electing directors, by a stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the special meeting, who is entitled to vote at the meeting in the election of such nominee and who has provided notice to us within the time period containing the information specified by the advance notice provisions set forth in our bylaws.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders, including business combination provisions, supermajority vote requirements and advance notice requirements for director nominations and stockholder proposals. Likewise, if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were rescinded or if we were to opt in to the classified board or other provisions of Subtitle 8, these provisions of the MGCL could have similar anti-takeover effects.

REIT Qualification

Our charter provides that our board of directors may authorize us to revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.

24005400152-v2	- 14 -	80-40477710